MB                                          2225 East Randol Mill Road Suite 305
                                            Arlington, Texas 76011
SOFTWARE CORPORATION                        (817) 633-9400   FAX (817) 633-9409
--------------------------------------------------------------------------------

December 20, 2005

United States
Security and Exchange Commission
Washington, DC 20549
Mail Stop 6010

RE: MB Software Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed April 15, 2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
FileNo. 000-11808

Dear Mr. Webb:

We have reviewed your response letter dated September 9, 2005 and subsequent filings and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional. comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 3- Business Acquisitions, Page F-11

1. Please refer to prior comment 4. We note your response which states that "Mr. Cossutta and Mr. Haire are the controlling shareholders of MB and WCI." Since you indicate Mr. Cossutta and Mr. Haire have "control" over both companies (refer to Rule 1-02.g of Regulation S-X for a definition of "control"), it appears to us the transaction between MB Software and WCI should be treated as the reorganization of entities under common control as prescribed by paragraphs D11 to D 17 of SF AS 141 and not as an acquisition under purchase accounting. Please note the following:

Paragraphs D 11 through D 18 of Statement 141 provide that the assets and liabilities transferred as a result of a reorganization of entities under common control should be recorded in a manner similar to that in pooling-of-interests accounting. Historical financial statements of the entity receiving the periods during which the companies were under common control. Any nonstock consideration given in exchange for the stock or net assets of the transferred company should be recognized at the date paid, with an offsetting adjustment of equity. EITF Issue No. 90-5, "Exchanges of Ownership Interests between Entities Under Common Control" (see Interpretation 11-3), defines "historical cost" for substantive operating companies as the carrying amount of the "parent," which in this case would be the carrying amount of the controlling shareholder or the control group. Any difference between nonstock consideration paid for the assets acquired and the historical cost of such assets to the controlling shareholder or control group would be recorded as a dividend or a capital contribution, as appropriate.

When an entity acquires another entity in which its controlling shareholder or control group has an interest, the portion of the acquired entity owned by that shareholder or control group should be recorded at historical cost. Any additional interest in the entity that is acquired from noncontrolling shareholders is recorded at fair value.

When preparing the restated, historical financial statements for the combined entities under common control, the ownership interests held by investors other than the control shareholder or control groupsl1otifdbe reflected as a minority interest until the date acquired. As stated earlier, the restatement period should be limited to only those periods during which the entities were under common control.

Please revise your filings as necessary based on our comment or specifically tell us why you believe your current accounting complies with generally accepted accounting principles. We may have further comments after reviewing your response.

Response. We have corrected our 10-KSB for the Fiscal Year Ended December 31, 2004 and filed as required.

Form 10-QBS for the quarter Ended June 30 2005

Item 3. Controls and Procedures, Page 14
----------------------------------------

2.

Please refer to prior comment 2. We note your updated disclosure that "there have been no significant changes in internal control or other factors that could significantly affect those controls." Please revise your future disclosure to remove the word significant and significantly and discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite your file. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our con1n1ents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: We have corrected the language on Item 3. Control and Procedures. Please review to make sure we have complied.


Sincerely,

/s/ Scott A. Haire

Scott A. Haire
President

SAH/ljs